UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of JANUARY 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

IVECO (FIAT GROUP) SELLS FRAIKIN TO EURAZEO

Fiat announces that Iveco signed the final agreement to sell 100% of the shares of Fraikin to Eurazeo, an investment company listed at the Paris Stock Exchange.

With estimated sales revenues for the year 2002 of 570 million euro, Fraikin is the leader of the French truck long-term rental market.

This transaction, for a total value of 805 million euro, will allow the Fiat Group to improve its net financial position by approximately 400 million euro.

The final closing of the agreement is subject to approval from relevant antitrust authorities.

Turin, 13th January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney